UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioSource International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09066H104

(CUSIP Number)

Invitrogen Corporation

1600 Faraday Avenue

Carlsbad, CA 92008

Attn: General Counsel

Telephone: (760) 603-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

SCHEDULE 13D

CUSIP No. 09066H104	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON: Invitrogen Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 33-037-3077
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                0

  8    SHARED VOTING POWER

                3,419,407 shares of BioSource Common Stock (including 1,287,000 shares of common stock issuable upon exercise of outstanding warrants) (1)

  9    SOLE DISPOSITIVE POWER

                0

10    SHARED DISPOSITIVE POWER

                0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,419,407 shares of BioSource Common Stock (including 1,287,000 shares of common stock issuable upon exercise of outstanding warrants) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	3,419,407 shares of BioSource Common Stock (including 1,287,000 shares of common stock issuable upon exercise of outstanding warrants) are subject to a Voting Agreement among Invitrogen Corporation and certain stockholders of BioSource International, Inc., as described in Items 3 and 4 below. All of such shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding warrants. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Invitrogen Corporation that it is the beneficial owner of any of the Common Stock of BioSource International, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based upon 11,145,706 shares of BioSource Common Stock, constituting 9,858,706 shares of BioSource Common Stock outstanding as of July 22, 2005 (as represented by BioSource in the Merger Agreement described in Items 3 and 4 below), and 1,287,000 shares of common stock issuable upon exercise of outstanding warrants)

SCHEDULE 13D

CUSIP No. 09066H104	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Schedule relates to shares of Common Stock of BioSource International, Inc., a Delaware corporation (“BioSource”). BioSource’s principal executive offices are located at 542 Flynn Road, Camarillo, California 93012.

Item 2. Identity and Background.

(a) The name of the corporation filing this statement is Invitrogen Corporation, a Delaware corporation (“Invitrogen”).

(b) The address of Invitrogen’s principal office is 1600 Faraday Avenue, Carlsbad, CA 92008.

(c) Invitrogen is principally engaged in research, development, manufacture and sale of life sciences products and technologies.

Set forth in Schedule A hereto is (i) the name of each of the executive officers and directors of Invitrogen, (ii) the residence or business address of each of the executive officers and directors of Invitrogen, (iii) the present principal occupation or employment, if any, of each of the executive officers and directors of Invitrogen, and (iv) the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Invitrogen is the same address as the address of Invitrogen’s principal office.

(d) During the last five years, neither Invitrogen, nor to its knowledge, any person named on Schedule A to this statement, has been convicted in a criminal proceeding.

(e) During the last five years, neither Invitrogen, nor to its knowledge, any person named on Schedule A to this statement, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To the knowledge of Invitrogen, the citizenship of each of the individuals set forth on Schedule A hereto is listed therein.

Item 3. Source and Amount of Funds or Other Consideration.

On July 25, 2005, BioSource International, Inc. (“Biosource”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Invitrogen and Errol Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Invitrogen (“Merger Sub”).

SCHEDULE 13D

CUSIP No. 09066H104	Page 4 of 7 Pages

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into BioSource, with BioSource continuing as the surviving corporation and a wholly owned subsidiary of Invitrogen (the “Merger”). At the effective time and as a result of the Merger, each share of BioSource common stock issued and outstanding immediately prior to the effective time of the Merger will be cancelled and extinguished and automatically converted into the right to receive an amount of cash equal to $12.50, without interest. The merger consideration shall be paid by Invitrogen from working capital.

In connection with the Merger Agreement, at the specific request of Invitrogen, and as an inducement to Invitrogen’s willingness to enter into the Merger Agreement, Genstar Capital Partners II, L.P. and Stargen II LLC (collectively, the “Stockholders”) entered into a Voting Agreement with Invitrogen (the “Voting Agreement”). Invitrogen did not and will not pay additional consideration to the Stockholders in exchange for their execution and delivery of the Voting Agreement.

The summary of the Merger Agreement contained in this Item 3 is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

Item 4. Purpose of Transaction.

(a) – (b) Item 3 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Voting Agreement, the Stockholders have agreed at any meeting of the stockholders of BioSource, and at any adjournment thereof, and on every action or approval by written consent of the stockholders of BioSource, to vote all shares of BioSource Common Stock owned by the Stockholders (or to cause them to be voted): (i) in favor of adoption of the Merger Agreement and approval of the Merger, (ii) against any merger, consolidation, sale of substantial assets, reorganization, recapitalization, liquidation or winding up of or by the Company, and (iii) against any other matter which would, or would reasonably be expected to, delay, prevent or frustrate the transactions contemplated by the Merger Agreement and the Merger.

Concurrently with the execution of the Voting Agreement, the Stockholders appointed the members of the board of directors of Invitrogen, and each of them, as the Stockholders’ proxies, with full power of substitution and resubstitution, to the full extent of the Stockholders’ rights with respect of the shares of BioSource Common Stock beneficially owned by the Stockholders, to vote the shares of BioSource Common Stock, for the following limited, and for no other, purposes: (i) in favor of the adoption of the Merger Agreement and approval of the Merger, (ii) against any merger, consolidation, sale of substantial assets, reorganization, recapitalization, liquidation or winding up of or by the Company, and (iii) against any other matter which would, or would reasonably be expected to, delay, prevent or frustrate the transactions contemplated by the Merger Agreement.

The summary of the Voting Agreement contained in Items 3 and 4 are qualified in their entirety by reference to the Voting Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of BioSource, to serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(e) As a result of the Merger described above, each outstanding share of BioSource common stock will be converted into the right to receive an amount of cash consideration. As a result of the Merger described in Item 4 above, Invitrogen will be the sole stockholder of BioSource.

SCHEDULE 13D

CUSIP No. 09066H104	Page 5 of 7 Pages

(f) Not applicable.

(g) Not applicable.

(h) – (i) Upon consummation of the Merger, the Common Stock of BioSource will be deregistered under the Exchange Act and delisted from the Nasdaq Stock Market.

(j) To Invitrogen’s knowledge, other than described above, none.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As a result of the Voting Agreement, Invitrogen may be deemed to be the beneficial owner of 3,419,407 shares of BioSource Common Stock (including 1,287,000 shares of common stock issuable upon exercise of outstanding warrants). This number of shares represents 30.7% of the issued and outstanding shares of BioSource Common Stock based on the number of shares outstanding as of July 22, 2005 (as represented by BioSource in the Merger Agreement), assuming the full exercise of the 1,287,000 shares of common stock issuable upon exercise of outstanding warrants. Invitrogen disclaims any beneficial ownership of such shares, and nothing herein shall be deemed an admission by Invitrogen as to the beneficial ownership of such shares.

(b) Invitrogen may be deemed to have shared voting power of the 3,419,407 shares of BioSource Common Stock (including 1,287,000 shares of common stock issuable upon exercise of outstanding warrants) held by the Stockholders due to Invitrogen’s right under the Voting Agreement to direct the voting of such shares with respect to the matters specified in the Voting Agreement (and to vote such shares in accordance with the proxies). However, Invitrogen does not possess any other rights as a BioSource stockholder with respect to such shares.

To Invitrogen’s knowledge, no shares of BioSource Common Stock are beneficially owned by any of the persons named in Schedule A.

(c) Neither Invitrogen nor, to Invitrogen’s knowledge, any person named in Schedule A, has effected any transaction in BioSource Common Stock during the past 60 days.

(d) To the knowledge of Invitrogen, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported to this statement on Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Voting Agreement referred to above in Items 3 and 4, which Voting Agreement is filed herewith as an exhibit and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 09066H104	Page 6 of 7 Pages

Item 7. Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger among BioSource International, Inc., Errol Acquisition Corporation and Invitrogen Corporation dated July 25, 2005. (1)

2.	Voting Agreement among Invitrogen Corporation, Genstar Capital Partners II, L.P. and Stargen II LLC dated July 25, 2005.

(1)	Incorporated by reference to the exhibit previously filed as Exhibit 2.1 to BioSource’s Current Report on Form 8-K filed on July 26, 2005 (file number 000-21930).

SCHEDULE 13D

CUSIP No. 09066H104	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 4, 2005	INVITROGEN CORPORATION

	By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer & Senior Vice President, Finance

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Agreement and Plan of Merger among BioSource International, Inc., Errol Acquisition Corporation and Invitrogen Corporation dated July 25, 2005. (1)

2.	Voting Agreement among Invitrogen Corporation, Genstar Capital Partners II, L.P. and Stargen II LLC dated July 25, 2005.

(1)	Incorporated by reference to the exhibit previously filed as Exhibit 2.1 to BioSource’s Current Report on Form 8-K filed on July 26, 2005 (file number 000-21930).

Schedule A

Directors and Executive Officers of Invitrogen Corporation

Name	Position	Address*	Citizenship
Executive Officers
Gregory Lucier	President, Chief Executive Officer, Director		United States

Claude D. Benchimol, PhD	Senior Vice President of Research and Development		France

Benjamin E. Bulkley	Senior Vice President, Commercial Operations		United States

Nicolas M. Barthelemy	Senior Vice President of Global Operations		France

John A. Cottingham	Vice President, General Counsel and Secretary		United States

Daryl J. Faulkner	Senior Vice President, Business Segment Management		United States

Karen S. Gibson	Chief Information Officer		United States

David F. Hoffmeister	Chief Financial Officer, Senior Vice President, Finance		United States

John M. Radak	Vice President, Finance and Chief Accounting Officer		United States

Peter Leddy	Senior Vice President, Human Resources		United States

John D. Thompson	Senior Vice President, Corporate Development		United States

United States

Outside Directors			United States

James R. Glynn	self-employed		United States

Donald W. Grimm	Venture Partner, Hamilton BioVentures	c/o Hamilton BioVentures 12555 High Bluff Drive, Suite 310 San Diego, CA 92130	United States

Bradley G. Lorimier	self-employed		United States

Raymond V. Dittamore	self-employed		United States

David C. U’Prichard, Ph.D.	Venture Partner, Apax Partners, Inc., President, Druid Consulting LLC	c/o Apax Partners, Inc. 15 Portland Place, London W1B 1PT, United Kingdom	United States

Balakrishnan S. Iyer	self-employed		United States

Ronald A. Matricaria	self-employed		United States

W. Ann Reynolds, Ph.D.	self-employed		United States

Jay M. Short, Ph.D.	President, Chief Executive Officer, Diversa Corporation	c/o Diversa Corporation, 4955 Directors Place San Diego, CA 92121-1609	United States

*	Except as otherwise indicated, the business address of each person is c/o Invitrogen Corporation, 1600 Faraday Avenue, Carlsbad, CA 92008.